VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. Eastern Time on May 2, 2025.

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

ATTEND THE VIRTUAL MEETING:
If you would like to attend the Virtual Extraordinary General Meeting, to be held on May 5, 2025, at 9:00 a.m., Eastern Time (9:00 p.m. Beijing Time), please register at:
https://meeting.vstocktransfer.com/LUCASMAY25

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting of Stockholders 2025 - Lucas GC Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS.

PROPOSAL ONE:
To consider and approve an ordinary resolution to (a) implement a share consolidation of ordinary shares, par value US$0.000005 each (the "Ordinary Shares"), whereby every 40 authorized issued and unissued shares, par value US$0.000005 per share, in the authorized share capital of the Company be consolidated into one share, par value US$0.0002 per share (the "Consolidated Shares"), such that the authorized share capital of the Company shall be US$50,000 divided into 250,000,000 shares, par value US$0.0002 per share ("Share Consolidation"), and (b) authorize the board of directors of the Company (the "Board") to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidation so that no fractional shares be issued in connection with the Share Consolidation and all fractional shares resulting from the Share Consolidation will be rounded up to the whole number of shares.

☐ FOR ☐ AGAINST ☐ ABSTAIN

PROPOSAL TWO:
Subject to the approval of the Share Consolidation, to consider and approve an ordinary resolution that the authorized share capital of the Company be changed from US$50,000 divided into 250,000,000 Consolidated Shares of a par value of US$0.0002 each, to US$50,000 divided into 235,000,000 Class A ordinary shares of a par value of US$0.0002 each (the "Class A Ordinary Shares") and 15,000,000 Class B ordinary shares of a nominal or par value of US$0.0002 each (the "Class B Ordinary Shares") (the "Dual-Class Share Structure"), by

(i)the re-designation of 235,000,000 authorized Consolidated Shares in the authorized share capital of the Company (including all of the Consolidated Shares issued and outstanding immediately after the Share Consolidation) as 235,000,000 Class A Ordinary Shares of a par value of US$0.0002 each;
(ii)the re-designation of 15,000,000 authorized and unissued Consolidated Shares in the authorized share capital of the Company as 15,000,000 Class B Ordinary Shares of a par value of US$0.0002 per share

☐ FOR ☐ AGAINST ☐ ABSTAIN

PROPOSAL THREE:
Subject to the Share Consolidation and the adoption of the Dual-Class Share Structure, to consider and approve a special resolution to amend and restate the existing Amended and Restated Memorandum and Articles of Association of the Company by the deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association of the Company (the "Second M&AA") annexed hereto as Annex A which incorporate amendments including but not limited to the Share Consolidation and the adoption of the Dual-Class Share Structure and set out the rights and privileges of the Class A Ordinary Shares and Class B Ordinary Shares.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Note: To transact other business that may properly come before the meeting and any postponement(s) or adjournment(s) thereof.

Date ____________ **Signature** ____________ **Signature, if held jointly** ____________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT999 90.00

Lucas GC Limited
Extraordinary General Meeting of Stockholders
May 5, 2025

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ONLINE VIRTUALLY ON MAY 5, 2025.

The Notice, Proxy Statement, and Form of Proxy are available online at:

https://ir.lucasgc.com/2025-Shareholder-Meeting

TO REGISTER FOR THE VIRTUAL MEETING, PLEASE VISIT:

https://meeting.vstocktransfer.com/LUCASMAY25

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Howard Lee, as proxy of the undersigned, with full power to appoint his substitute, and hereby authorizes him to represent and to vote all the shares of Lucas GC Limited (the "Company") which the undersigned is entitled to vote, as specified on the reverse side, at the extraordinary general meeting of shareholders of the Company on May 5, 2025, at 9:00 a.m., Eastern Time (9:00 p.m. Beijing Time on May 5, 2025), and at any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSAL.

The proxy authorizes the above designated proxy to vote in his discretion on such other business as may properly come before the meeting or any adjournment or postponement thereof to the extent authorized by Rule 14a-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by Lucas GC Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please vote online and once your vote is cast you will have the option to enter your email information, or if submitting via Mail please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings for this issuer:

Email Address:____ ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE.